Exhibit 12

EQUISTAR CHEMICALS, LP

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Income (loss) from continuing operations before income taxes	$143	$32	$153	$(283)	$(246)	$(132)	$(235)

Fixed charges:
Interest expense, gross	156	182	185	192	205	154	159
Portion of rentals representative of interest	37	37	38	37	42	28	32

Total fixed charges before capitalized interest	193	219	223	229	247	182	191
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges including capitalized interest	193	219	223	229	247	182	191

Earnings before fixed charges	$336	$251	$376	$(54)	$1	$50	$(44)

Ratio of earnings to fixed charges (a)	1.7	1.1	1.7	—	—	—	—

(a)	Earnings were insufficient to cover fixed charges for the years ended 2002 and 2003 and for the nine months ended September 30, 2002 and 2003 by $283 million, $246 million, $132 million and $235 million, respectively.